Your **Vote** Counts!

STONECO LTD.

2023 Annual General Meeting
Vote by August 28, 2023
11:59 PM ET



STONECO LTD.
4TH FLOOR, HARBOUR PLACE
103 SOUTH CHURCH STREET
GRAND CAYMAN KY1-1002
CAYMAN ISLANDS

V20711-P97344

You invested in STONECO LTD. and it's time to vote!

You have the right to vote on proposals being presented at the Annual General Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on August 29, 2023.**

Get informed before you vote

View the Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to August 15, 2023. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person at the Meeting*

August 29, 2023
9:00 a.m. Cayman Islands Time

Block 12D Parcel 33 and 95
18 Forum Lane, Camana Bay
Grand Cayman KY1-1002
Cayman Islands

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

V1.1

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. APPROVAL AND RATIFICATION OF THE COMPANY'S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022	For
2. APPROVAL OF THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION	For
3. APPROVAL OF THE REELECTION OF ANDRÉ STREET DE AGUIAR AS A DIRECTOR	For
4. APPROVAL OF THE REELECTION OF CONRADO ENGEL AS A DIRECTOR	For
5. APPROVAL OF THE REELECTION OF LUCIANA IBIAPINA LIRA AGUIAR AS A DIRECTOR	For
6. APPROVAL OF THE REELECTION OF DIEGO FRESCO GUTIÉRREZ AS A DIRECTOR	For
7. APPROVAL OF THE REELECTION OF MAURICIO LUIS LUCHETTI AS A DIRECTOR	For
8. APPROVAL OF THE REELECTION OF PATRICIA REGINA VERDERESI SCHINDLER AS A DIRECTOR	For
9. APPROVAL OF THE ELECTION OF THIAGO DOS SANTOS PIAU AS A DIRECTOR	For
10. APPROVAL OF THE ELECTION OF LUIZ ANDRÉ BARROSO AS A DIRECTOR	For
11. APPROVAL OF THE ELECTION OF SILVIO JOSÉ MORAIS AS A DIRECTOR	For

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, it will be considered that the shareholders will be voted in favor of the proposal.**

stone

STONECO LTD.
4TH FLOOR, HARBOUR PLACE
103 SOUTH CHURCH STREET
GRAND CAYMAN KY1-1002
CAYMAN ISLANDS

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V20708-P97344 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

STONECO LTD.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 THROUGH 11

	For	Against	Abstain
1. APPROVAL AND RATIFICATION OF THE COMPANY'S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022	☐	☐	☐
2. APPROVAL OF THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION	☐	☐	☐
3. APPROVAL OF THE REELECTION OF ANDRÉ STREET DE AGUIAR AS A DIRECTOR	☐	☐	☐
4. APPROVAL OF THE REELECTION OF CONRADO ENGEL AS A DIRECTOR	☐	☐	☐
5. APPROVAL OF THE REELECTION OF LUCIANA IBIAPINA LIRA AGUIAR AS A DIRECTOR	☐	☐	☐
6. APPROVAL OF THE REELECTION OF DIEGO FRESCO GUTIÉRREZ AS A DIRECTOR	☐	☐	☐
7. APPROVAL OF THE REELECTION OF MAURICIO LUIS LUCHETTI AS A DIRECTOR	☐	☐	☐

	For	Against	Abstain
8. APPROVAL OF THE REELECTION OF PATRICIA REGINA VERDERESI SCHINDLER AS A DIRECTOR	☐	☐	☐
9. APPROVAL OF THE ELECTION OF THIAGO DOS SANTOS PIAU AS A DIRECTOR	☐	☐	☐
10. APPROVAL OF THE ELECTION OF LUIZ ANDRÉ BARROSO AS A DIRECTOR	☐	☐	☐
11. APPROVAL OF THE ELECTION OF SILVIO JOSÉ MORAIS AS A DIRECTOR	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, it will be considered that the shareholders will be voted in favor of the proposal.**

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement and Annual Report are available at www.proxyvote.com.

V20709-P97344

STONECO LTD.

Proxy for Annual General Meeting of Shareholders on August 29, 2023

Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Vivian Coelho dos Santos Breder, or failing her, Isaac Minervino, or failing him, the duly appointed chairman of the Annual General Meeting of StoneCo Ltd., each with full power to act alone, as proxies to vote all the common shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of StoneCo Ltd., to be held at 9:00 a.m. Cayman Islands Time on August 29, 2023, at the offices of StoneCo, located at Block 12D Parcel 33 and 95, 18 Forum Lane, Camana Bay, Grand Cayman KY1-1002, Cayman Islands, and at any adjournments or postponements thereof.

(Continued and to be signed on the reverse side)